UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12

1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐     No ☒

SIGNATURES

                                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 27, 2003

EDP- Electricidadé de Portugal

By:	/s/ Francisco de la Fuente Sánchez
Name: Francisco de la Fuente Sánchez
Title: Director

EDP ISSUES A EUR 150,000,000 10-YEAR BOND

EDP – Electricidade de Portugal S.A. has issued today a Bond, through a private placement, in the amount of Euro 150,000,000, maturing on 26th of March of 2013, and with a floating interest rate of Euribor 6 months plus 0.50% per year.

The proceeds of this issue have been used to refinance EDP’s short-term debt. Through this private placement EDP Group further diversified its financing sources and lengthened the maturity of its debt profile at an attractive cost compared to the one attained by other European utilities, for similar maturities.

EDP – Electricidade de Portugal, S.A.